

June 30, 2014

Via E-mail
Dan Malone
Executive Vice President and Chief Financial Officer
Alamo Group Inc.
1627 East Walnut
Seguin, TX 78155

> **Re:** **Alamo Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 8, 2014**
> **File No. 001-13854**

Dear Mr. Malone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Report of Management on Internal Control Over Financial Reporting, page 42

1.   We note that your independent registered public accounting firm's report on page 43 opines that you maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, we note that management's report does not identify the version of the COSO Integrated Framework used to perform its assessment. Please identify for us the version of the COSO Integrated Framework you used in your assessment. Tell us how your report complies with Item 308(a)(2) of Regulation S-K.

Note 1. Significant Accounting Policies, page 50

Stock-based Compensation, page 54

2.   We note that you disclose the weighted averages for the assumptions underlying your Black-Scholes option pricing. Please tell us and revise future annual filings to discuss the methods used to determine the assumptions consistent with FASB ASC 718-10-50-2(f)(2). Refer to FASB ASC 718-10-55-136.

Form 10-Q for the Quarterly Period ended March 31, 2014

Signatures, page 24

3.   In future filings, please revise the signature page to include the dates on which the report was signed by the persons signing on the registrant's behalf.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant